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                            January 14, 2021

       James G. Reinhart
       Chief Executive Officer
       ThredUp Inc.
       969 Broadway, Suite 200
       Oakland, CA 94607

                                                        Re: ThredUp Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
28, 2020
                                                            CIK No. 0001484778

       Dear Mr. Reinhart:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted December 28, 2020

       Prospectus Summary
       Distributed Processing Infrastructure
       Data Science Expertise
       Marketing Automation, page 7

   1.                                                   Please disclose how you
calculate "marketing payback."
       "The global COVID-19 pandemic has had . . .", page 26

   2. We note your disclosure that "[o]ur shipping vendors have informed us that they will be implementing December
2020 holiday surcharges due to expected increases in holiday
 James G. Reinhart
FirstName  LastNameJames G. Reinhart
ThredUp Inc.
Comapany
January 14,NameThredUp
            2021       Inc.
January
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FirstName LastName
         shipping as a result of COVID-19 travel restrictions and other impacts. We expect to delay our shipping times in order to minimize the impact of such surcharges on our business, but such surcharges or the delays in shipping could harm our business." Please amend your disclosure to quantify the impact of any surcharges or delays in shipping that occurred over the holidays, if material.
Risk Factors
Risks Related to Our Business
   Interruptions or delays in the services provided by third-party data centers
.. . .   , page 34

3. We note your response to comment 5. To provide context for investors regarding the importance of the agreement to your operations, please amend your filing to disclose that transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, and you may incur significant costs for a short period, as you assert in your response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 73

4. Please provide a GAAP calculated margin in the bullets listed in the Overview on page 73 pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.
Our Business Model, page 75

5. We note that you track order economics using contribution profit which is defined as gross profit less distribution center operating expenses associated with inbound item processing, less payment processing. This measure appears to be a Non-GAAP measure that should be reconciled to Gross Profit pursuant to Item 10(e)(1)(i)(B) of Regulation S-
         K.
Compelling Cohort Behavior and Expansion, page 78

6. We note your response to comment 12. It does not appear that the 2015 cohort is comparable to the other cohorts in your presentation because the 2015 and prior cohort includes buyers who made their initial purchase in one of at least five years, while the other cohorts include buyers who made their initial purchase in one year. Therefore, the growth in gross profit for the 2015 cohort appears to include at least six years of growth for some buyers by the time they enter year 2016 presented in your chart, while the remaining cohorts include only one year of growth by the fiscal year following the initial purchase year. Please amend your filing to disaggregate the 2015 and prior cohort data.
         Consider providing this information in a footnote or separate table to preserve your desired visual presentation of the development in gross profit for each cohort.
Scaling and Automating Our Platform, page 79

7.       We note your response to comment 13, and your amended disclosure on page 78,
 James G. Reinhart
FirstName  LastNameJames G. Reinhart
ThredUp Inc.
Comapany
January 14,NameThredUp
            2021       Inc.
January
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         including that you expect the automation of the remaining distribution facilities "over time." To provide context for investors regarding your plans and the time it will take for you to realize the benefits of automating your facilities, please disclose an estimated timeframe by which you expect to replace your legacy non-automated and lesser-
         automated facilities with new automated facilities, or tell us why you are unable to do so.
         Further, please tell us why you determined not to disclose current labor, processing, and distribution costs and expenses for your Arizona and Pennsylvania facilities compared to your other distribution facilities to provide context for your assertion that achieving the same level of the automation at your Arizona and Pennsylvania facilities in your full platform would result in favorable economies of scale.
Supply Breadth, Quality and Processing Growth, page 81

8. We note your response to comment 15, and your amended disclosure on page 82 that
         "[w]hen ordering a Clean Out Kit, a seller may opt-in to our Return Assurance service in order to have any unaccepted items returned to them for a flat fee. Otherwise, we sell the remainder of all unaccepted items to select aftermarket partners, such as thrift stores and textile recyclers, for reuse and recycling." Please disclose the flat fee, and the percentage of your revenue attributable to sales of items to thrift stores and textile recyclers, if material.
Key Financial and Operating Metrics, page 86

9. We note your response to prior comment 17. Please revise to present the most directly comparable GAAP measures [net income (loss) and net profit margin] in the table provided on page 86 when presenting Adjusted EBITDA and Adjusted EBITDA Margin.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, please revise the title of the discussion beginning on page 87 currently titled "Adjusted EBITDA and Adjusted
         EBITDA Margin" to include "Net income (loss) and Net profit margin." Business
For Resale-as-a-Service (RaaS) Partners, page 120

10. We note your response to comment 24, including that your RaaS partnerships are an important component of your offerings and your mission. Therefore, please briefly describe the material terms of your agreements with your RaaS partners.
Our Employees, page 121

11. Please amend your disclosure to describe any human capital measures or objectives that you focus on in managing your business, if material. See Item 101(c)(2)(ii).
Executive Compensation, page 138

12. Please revise to provide information for the most recently completed fiscal year. Refer to
         Item 402(n) of Regulation S-K.
 James G. Reinhart
ThredUp Inc.
January 14, 2021
Page 4

        You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                          Sincerely,
FirstName LastNameJames G. Reinhart
                                                          Division of
Corporation Finance
Comapany NameThredUp Inc.
                                                          Office of Trade &
Services
January 14, 2021 Page 4
cc:       Bradley C. Weber
FirstName LastName